Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

DevvStream Announces Participation at Upcoming COP28 Climate Change Conference

VANCOUVER, BC, November 21, 2023 – DevvStream Holdings Inc. (“DevvStream” or the “Company”) (CBOE: DESG) (OTCQB: DSTRF) (FSE: CQ0), a leading carbon credit project co-development and generation firm specializing in technology-based solutions, will participate in the 28th Conference of the Parties (COP28) to the United Nations Framework Convention on Climate Change (UNFCCC) to be held in Dubai, United Arab Emirates (UAE) from November 30 to December 12, 2023.

Members of the DevvStream leadership team will travel to Dubai to join world leaders, politicians, experts and private sector leaders for discussion of the climate crisis, and solutions at hand, on a global level. DevvStream representatives will share insights on the critical role that both compliance and voluntary carbon markets must play in helping governments and corporations achieve net zero goals.

“Global warming and climate change present an ever-growing threat to the future of communities across the globe, and it is imperative that private and public sector leaders come together to embrace bold, creative solutions aimed at delivering a more sustainable future,” said DevvStream CEO Sunny Trinh. “The UN’s endorsement of carbon offsetting is a pivotal first step for advancing global decarbonization. But it is crucial that we continue to build momentum for the participation in and development of carbon markets, while at the same time creating a foundation of trust and transparency required for these markets to meet their full potential. We look forward to connecting with stakeholders from around the globe in Dubai to discuss these key issues.”

DevvStream representatives will be participating in the following events in Dubai during COP28:

COP28 Blue Zone
On Friday, December 8, from DevvStream Chief Sustainability Officer Dr. Destenie Nock will join Women Organizing for Change in Agriculture and Natural Resource Management (WOCAN) in the COP28 Blue Zone for a panel titled “Measuring and Monetizing Women’s Empowerment within Climate Investments”.

In September, DevvStream and WOCAN announced a partnership to drive sustainable and measurable change in key areas such as education, health, economic empowerment, and environmental stewardship.

YOUNGA COP28 Pavilion
On Monday, December 4, Dr. Destenie Nock will join fellow female leaders on a panel discussion, hosted at the YOUNGA pavilion, titled “Women Who Power the Future: Celebrating Women Driving the Renewable Energy Revolution.”

On Tuesday, December 5, DevvStream CEO Sunny Trinh, CSO Dr. Destenie Nock, and Head of Carbon David Oliver will participate a roundtable discussion focused on carbon market solutions, also hosted at the YOUNGA pavilion.

CC Forum: Global Investment in Sustainable Development
On Wednesday, December 6, DevvStream CEO Sunny Trinh will deliver a keynote address at the CC Forum, a conference dedicated to investment in sustainability which convenes top business leaders, policymakers, and public figures. In addition to his keynote address, Sunny Trinh will discuss the role of carbon markets in achieving sustainability goals during a panel titled “The New Multi-Trillion Climate Finance: What Is It and How to Capitalize on It.”  Across both days of the CC Forum conference, DevvStream leaders will be available to discuss the company’s technology-based carbon credit generation approach at an exhibit booth, which can be found in the showcase hall.

Other Events

In addition to the above, DevvStream looks forward to engaging with climate leaders at the following events/forums:

◾	UNFCCC COP28 Climate Law and Governance Day at the University of Dubai

◾	The BridgingTheGap Youth Media Hub

◾	The Climate Action Innovation Zone

◾	Climate Action at Scale presentation at the Greening Education Hub

◾	Strategies For Industrial Decarbonization presentation at the Masdar Pavilion

◾	The CC Forum for Global Investment in Sustainable Development

◾	The Equality Lounge

◾	The kyu House forum: “From Intention to Impact | Building Coalitions that Work”

◾	The Hope House by Time for Better

DevvStream seeks to partner with governments and corporations worldwide to achieve their sustainability goals through the implementation of curated green technology projects that are designed to improve energy efficiency and eliminate, reduce or sequester carbon emissions, through the use of carbon credits. Through a unique, two-pronged business model, DevvStream’s Carbon Management and Carbon Investment programs take a systematic approach to the process of generating carbon credits by partnering with project owners to either directly invest as a co-developer or execute project design, documentation, and certification efforts and associated costs in exchange for a substantial portion of multi-year carbon credit streams. Through this approach, DevvStream aims to democratize access to carbon markets while helping governments and corporations worldwide meet their sustainability goals.

Attendees can learn more about DevvStream’s mission and technology-focused approach to sustainability at COP28 in Dubai by requesting a meeting via email to the following address: COP28@devvstream.com. Note that DevvStream leadership is only available to meet from December 3 through December 8.

About DevvStream

Founded in 2021, DevvStream is a technology-based sustainability company that advances the development and monetization of environmental assets, with an initial focus on carbon markets. DevvStream works with governments and corporations worldwide to achieve their sustainability goals through the implementation of curated green technology projects that generate renewable energy, improve energy efficiencies, eliminate or reduce emissions, and sequester carbon directly from the air—creating carbon credits in the process.

About Focus Impact Acquisition Corp.

Focus Impact is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Focus Impact is sponsored by Focus Impact Sponsor, LLC. Focus Impact intends to focus its search on businesses that are, or seek to be positioned as, a “Social-Forward Company,” which are companies that marry operating excellence with the desire to create social good, with the benefit of increasing attention and capital flows to such companies while amplifying their social impact.

DevvStream Media Contacts

DevvStream@icrinc.com and info@fcir.ca

Phone: (332) 242-4316

Disclaimers

Certain statements in this news release may be considered forward-looking statements. Forward-looking statements that are statements that are not historical facts and generally relate to future events or Focus Impact’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transactions, the satisfaction of the closing conditions to the proposed transactions and the timing of the completion of the proposed transactions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. certain other risks are identified and discussed in.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (2) the outcome of any legal proceedings that may be instituted against Focus Impact, DevvStream, the combined company or others; (3) the inability to complete the proposed transactions due to the failure to obtain approval of the stockholders of Focus Impact and DevvStream or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transactions; (6) the risk that the proposed transactions disrupts current plans and operations of Focus Impact or DevvStream as a result of the announcement and consummation of the proposed transactions; (7) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transactions; (9) changes in applicable laws or regulations; (10) the possibility that Focus Impact, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Focus Impact’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Focus Impact’s final prospectus relating to its initial public offering, filed with the SEC on October 27, 2021, and other filings with the SEC, including the Registration Statement and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2022, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and Focus Impact, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Focus Impact, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Focus Impact has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This news release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Focus Impact or DevvStream and is not intended to form the basis of an investment decision in Focus Impact or DevvStream. All subsequent written and oral forward-looking statements concerning Focus Impact and DevvStream, the proposed transaction or other matters and attributable to Focus Impact and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the Business Combination, Focus Impact and DevvStream intend to prepare, and Focus Impact intends to file a Registration Statement containing a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of Focus Impact to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with Focus Impact’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about Focus Impact, DevvStream and the Business Combination. When available, Focus Impact will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Focus Impact will send to its stockholders in connection with the Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by Focus Impact or DevvStream with the SEC, may be obtained, free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Focus Impact and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of Focus Impact's stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Focus Impact's stockholders in connection with the Business Combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is to be filed with the SEC. To the extent that holdings of Focus Impact's securities have changed since the amounts printed in Focus Impact's registration statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Focus Impact's directors and officers in Focus Impact's filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of Focus Impact for the Business Combination.

DevvStream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Focus Impact in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus of Focus Impact for the Business Combination when available. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described herein. This news release shall also not constitute an offer to sell or the solicitation of an offer to buy the securities of Focus Impact, DevvStream or the combined company following consummation of the Business Combination, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.